Consent of Independent Registered Public Accounting Firm

The Board of Directors

Metalla Royalty & Streaming Ltd.

We consent to the use of our report dated March 26, 2025 on the consolidated financial statements of Metalla Royalty & Streaming Ltd. (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-280367) on Form F-10 and the Registration Statements (Nos. 333-234659, 333-249938, 333-265835 and 333-276265) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants
March 26, 2025
Vancouver, Canada